J.P. Morgan Strategic Volatility Index

                                                                       1,8 0 0

                                                                  Hypothetical historical performance comparison:
 Strategic
    OVERVIEW                                                      Volatility1,4Index0 0and SandP 500[R] Index - Sep 2006
 to Mar 2014
    The J.P. Morgan Strategic Volatility Index          (the           1,2 0 0

    "Index" or "Strat Vol Index") provides long exposure

    to VIX futures at the 2-month point, and aims to

    offset and potentially profit from the "negative roll              1,0 0 0

    yield"(1) often associated with a long VIX futures

    position by activating a short position in VIX futures                800

    at the 1-month point during certain market

    conditions. The Index is rules-based, with daily                      600

    levels published to Bloomberg under the ticker                                       Sep -0 6                  Sep
 -0 7                              Sep
    JPUSSTVL.

                                                                  Source: J.P. Morgan. As of 3/31/2014. PAST
 PERFORMANCE AND BACK-TESTED
                                                                  PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The
 Strat Vol Index
Brief Background on Volatility Investing                          was launched on 7/30/2010; therefore any data shown
 for that index prior to that date
                                                                  is back-tested. The information in this chart is
 provided solely for reference.
[]   The VIX Index, published by the Chicago Board of Options     Hypothetical historical returns and volatilities:
 Strategic
     Exchange ("CBOE"), is viewed as the benchmark index for      Volatility Index and SandP 500[R] Index - Sep 2006 to
 Mar 2014
     measuring the market's expectation of the near-term (30

     days) volatility of the SandP 500[R] Index.
 Annualized     Annualized
                                                                                                                Return
        Volatility
[]   Volatility, as measured by the VIX Index, has historically

     increased during periods of decline in the equity markets.    Strategic Volatility Index                   17.23%
         31.15%
     (See the chart below.)    However, the VIX Index is not an

     investable index.                                                           SandP 500[R] Index            4.77%
         22.73%
[]   Futures1,8 0contracts0 on the VIX Index were introduced by the              80/20 SandP 500[R]   Index / Strategic

     CBOE in 2004 to provide investable access to volatility. V IX           INDEX Volatility Index (rig ht axis)(9.68%)
         16.06%
[]   The1,6(VIX)0(futures)0 curve is often in "contango"(2) whichSandPcan, all 50Source:0 [R]J.P. Morgan.IndAsexof 3/31/2014.
(lefPASTt
 axis)PERFORMANCE AND BACK-
     else being equal, result in negative returns for a strategy        TESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE
 RESULTS.
                                                                        Annualized Return is based on compounded performance
 of returns over the
     that is long VIX futures.                                          specified period.   Annualized Volatility represents
 the standard deviation of daily
       1,4 0 0                                                          returns scaled to one year. "80/20 SandP 500[R] Index
 / Strat Vol Index" means a
                                                                        portfolio that is allocated 80% to SandP 500[R] Index
 and 20% to Strat Vol Index that
Historical performance comparison of the SandP 500[R] Index               is rebalanced quarterly. The Strat Vol Index was
 launched on 7/30/2010, therefore
and (the) 1,2(VIX) 0 Index: 0 (Jul)(y) 2003 -- March 2014                 any data used for that index prior to that date is
 back-tested. The information in
                                                                        this chart is provided solely for reference.

       1,0 0 0                                                          How the Index Works

                                                                        [] Maintains long exposure to the 2-month point on
 the VIX
                                                                           futures curve.

          800

                                                                        [] An opportunistic short position at the 1-month
 point on the
                                                                           VIX futures curve is activated during certain
 market
          600                                                              scenarios (as described below),            which
 aims to offset and
                      Jul-               Jul-           Jul-               potentiallyJul- profit fromJul-the negative roll
 yieldJul-associated withJul-
                       03                 04             05                (the) 06 VIX curve in (those) 07 market
 (conditions.) 08                          09

1. See the section labelled "Glossary" on the following page for the definition of "negative roll yield". 2. See the section labelled "Glossary" on the following page for the definition of "contango".
3. The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and
0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position. Please review the relevant product supplement we have filed and any relevant term sheet or pricing supplement for further details on the J.P. Morgan Strategic Volatility
Index, including the daily rebalancing adjustment amount.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com March 31, 2014
-------------------------------------------------------------------------------------------

800

Hypothetical historical illustration600 of the exposure to the short component of the Strategic Volatility Index: Sep 2006 to March 2014

400

200
              0
                     Sep-        Mar -
                              06        07
Source: J.P. Morgan. As of 3/31/2014. PAST PERFORMANCE AND BACK-TESTED
PERFORMANCE ARE NOT INDICATIVE OF FUTURE LEVELS. The Strategic Volatility Index
was launched on 7/30/2010; therefore any data used for that Index prior to that date is back-tested. The hypothetical, exposure to the short leg obtained from such back-testing should not be considered indicative of the actual exposure that would be realized during an investment in the Index.  The information in this chart is provided solely for reference.

Index fee and deductions for rebalancing adjustments

[] The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75%  per annum and (b) a "daily rebalancing adjustment amount"
that is determined by applying a rebalancing adjustment factor of between 0.20%
and 0.50%  per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.
[] The daily rebalancing adjustment amount is intended to approximate the
"slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts.

Glossary of Select Terms
 "contango" is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is higher than that of a futures contract with an earlier expiration.
 "backwardation" is the opposite of contango and is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is lower than the price of a futures contract with an earlier expiration.
"negative roll yield" / "positive roll yield": Because futures contracts have specific expiration dates, in order for an investor to maintain exposure, the investor needs to sell a futures contracts as it gets close to expiration and purchase another contract with a later expiration date.  This process is known as "rolling" the futures position.  When a futures curve is in "contango" (see above), all else being equal, an investor in a long futures position pays a higher price to buy a later expiration futures contract than the price at which the investor sells the contract as it nears expiration, thus suffering negative
returns ("negative roll yield").    Whereas when the futures curve is in
"backwardation" (see above), all else being equal, an investor in a long futures position pays a lower price to buy a later expiration futures contract than the price at which the investor sells the contract as it nears expiration thus generating positive returns
("positive roll yield").

What are the main risks in the Index?

[] Any securities we may issue linked to the Index may result in a loss, and are exposed to the credit risk of J. P.  Morgan Chase and Co.
[] The Index has limited operating history.
[] The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75%  per annum and (b) a "daily rebalancing adjustment amount"
(as described above).
[] The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index.
[] The Index may not be successful and may not outperform any alternative strategy.
[] Strategies that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors.
[] When the synthetic short position is activated, your return on the notes is dependent on the net performance, not the absolute performance, of the long and short positions.
[] Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough to offset loss or generate profit.
[] The Index comprises only notional assets and liabilities.
[] The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.
[] Our affiliate, J. P.  Morgan Securities Ltd.  ("JPMSL"), is the Sponsor and
Calculation Agent for the Index and may adjust the Index in a way that affects its level.
[] The Index is subject to risks associated with futures contracts.

These risk factors are not exhaustive. Please review the relevant product supplement we have filed and any relevant term sheet or pricing supplement for further information on risk factors associated with the J.P. Morgan Strategic
Volatility Index.

Disclaimer
SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.
Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923
To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.
Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors.
This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address
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J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com March 31, 2014